B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2014	2013

Gold revenue	$129,020	$154,853

Cost of sales

Production costs	(62,305)	(70,345)
Depreciation and depletion	(25,310)	(14,231)
Royalties and production taxes	(4,310)	(3,939)
Inventory fair value adjustments on CGA acquisition	-	(32,354)

Total cost of sales	(91,925)	(120,869)

Gross profit	37,095	33,984

General and administrative	(7,322)	(6,780)
Share-based payments (Note 11)	(3,391)	(2,915)
Foreign exchange losses	(332)	(1,590)
CGA acquisition costs	-	(5,859)
Other	(910)	(1,195)

Operating income	25,140	15,645

Loss on fair value of convertible notes (Note 9)	(38,287)	-
Community relations	(1,509)	(698)
Interest and financing costs	(995)	(347)
Realized losses on derivative instruments (Note 13)	(566)	(405)
Unrealized losses on derivative instruments (Note 13)	(88)	(2,414)
Accretion of mine restoration provisions (Note 10)	(298)	(703)
Write-down of long-term investments (Note 6)	(262)	(3,494)
Other	1,468	(314)

(Loss) income before taxes	(15,397)	7,270

Current income tax, withholding and other taxes	(9,459)	(6,488)
Deferred income tax recovery (expense)	878	(719)

Net (loss) income for the period	$(23,978)	$63

Attributable to:
Shareholders of the Company	$(24,005)	$63
Non-controlling interests	27	-

Net (loss) income for the period	$(23,978)	$63

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.04)	$0.00
Diluted	$(0.04)	$0.00

Weighted average number of common shares outstanding (in thousands)
Basic	671,755	600,379
Diluted	671,755	606,344

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2014	2013

Net (loss) income for the period	$(23,978)	$63

Other comprehensive gain (loss)

Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	2,673	(9,151)
- Unrealized gain (loss) on investments, net of deferred tax expense	823	(3,138)
Reclassification adjustment for impairment loss on investment to net income (Note 6)	-	1,407

Other comprehensive gain (loss) for the period	3,496	(10,882)

Total comprehensive loss for the period	$(20,482)	$(10,819)

Total other comprehensive income (loss) attributable to:
Shareholders of the Company	$3,229	$(10,882)
Non-controlling interests	267	-

	$3,496	$(10,882)
Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(20,776)	$(10,819)
Non-controlling interests	294	-

	$(20,482)	$(10,819)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2014	2013

Operating activities
Net (loss) income for the period	$(23,978)	$63
Mine restoration provisions settled (Note 10)	(256)	(195)
Non-cash charges (credits)
Depreciation and depletion	25,310	14,231
Loss on fair value of convertible notes (Note 9)	38,287	-
Share-based payments	3,391	2,915
Write-down of long-term investments	262	3,494
Deferred income tax (recovery) expense	(878)	719
Unrealized losses on derivative instruments	88	2,414
Accretion of mine restoration provisions	298	703
Amortization of deferred revenue	-	(9,395)
Inventory fair value adjustments on CGA acquisition	-	32,354
Other	777	(307)

Cash provided by operating activities before changes in non-cash working capital	43,301	46,996

Changes in non-cash working capital (Note 15)	(22,579)	5,200
Change in long-term value added tax receivables	(2,985)	(1,853)

Cash provided by operating activities	17,737	50,343

Financing activities
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 9)	11,326	-
Repayment of Otjikoto equipment loan facility	(508)	-
Payment of finance lease obligations	(1,608)	(1,763)
Repayment of Libertad equipment loan	(155)	-
Revolving credit facilities, proceeds	-	25,000
Masbate project loan repayments	-	(4,481)
Common shares issued for cash (Note 11)	1,414	1,299
Restricted cash	(1,969)	-
Interest and commitment fees paid	(6,024)	(435)

Cash provided by financing activities	2,476	19,620

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(49,909)	(7,837)
Otjikoto, mobile mine equipment	(6,761)	-
Otjikoto, power plant	(3,431)	-
Otjikoto, prestripping	(1,382)	-
Gramalote, prefeasibility and exploration	(3,255)	(14,837)
Masbate Mine, development and sustaining capital	(9,531)	(4,196)
Libertad Mine, development and sustaining capital	(6,391)	(4,958)
Libertad Mine, Jabali development	(1,384)	(3,516)
Limon Mine, development and sustaining capital	(4,840)	(4,045)
Other exploration and development (Note 15)	(8,178)	(6,710)
Cash received for EVI preference shares (Note 15)	5,487	-
Purchase of EVI preference shares	-	(6,458)
Cash acquired on CGA acquisition	-	56,088
CGA acquisition costs paid	-	(16,012)
Purchase of long-term investment	-	(3,997)
Other	163	(757)

Cash used by investing activities	(89,412)	(17,235)

(Decrease) increase in cash and cash equivalents	(69,199)	52,728

Cash and cash equivalents, beginning of period	252,736	67,949

Cash and cash equivalents, end of period	$183,537	$120,677

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$183,537	$252,736
Accounts receivable and prepaids	18,378	26,273
Value-added and other tax receivables	29,766	19,823
Inventories (Note 5)	82,021	75,665
	313,702	374,497
Long-term investments (carried at quoted market values) (Note 6)	21,772	20,769
Value-added tax receivables	30,874	28,875
Mining interests (Note 7 and Note 19 - Schedules)
-Owned by subsidiaries	1,571,715	1,517,277
- Investments in joint ventures	153,454	150,168
Goodwill	202,070	202,070
Other assets (Note 8)	18,788	16,070
	$2,312,375	$2,309,726
Liabilities
Current
Accounts payable and accrued liabilities	$36,494	$65,812
Current taxes payable	13,497	15,658
Current portion of long-term debt (Note 9)	22,804	12,965
Current portion of unrealized fair value of derivative instruments (Note 13)	1,633	2,563
Current portion of mine restoration provisions (Note 10)	1,345	1,351
Other	473	472
	76,246	98,821
Unrealized fair value of derivative instruments (Note 13)	1,198	205
Long-term debt (Note 9)	339,344	300,447
Mine restoration provisions (Note 10)	45,497	45,449
Deferred income taxes	186,496	186,811
Employee benefits obligation	6,938	6,626
	655,719	638,359
Equity
Shareholders’ equity
Share capital (Note 11)
Issued: 676,024,871 common shares (Dec 31, 2013 – 674,719,721)	1,522,126	1,519,217
Contributed surplus	55,208	52,333
Accumulated other comprehensive loss	(37,310)	(40,539)
Retained earnings	108,635	132,640
	1,648,659	1,663,651
Non-controlling interests	7,997	7,716
	1,656,656	1,671,367
	$2,312,375	$2,309,726

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

		2014
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
January 1, 2014 to March 31, 2014:
Net loss for the period	-	-	-	-	(24,005)	27	(23,978)
Cumulative translation adjustment	-	-	-	2,406	-	254	2,660
Unrealized gain on investments	-	-	-	823	-	-	823
Exercise of stock options	1,135	1,414	-	-	-	-	1,414
Shares issued on vesting of RSU	170	611	(611)	-	-	-	-
Share based payments - expensed	-	-	3,391	-	-	-	3,391
Share based payments – capitalized to mining interests	-	-	979	-	-	-	979
Transfer to share capital on exercise of stock options	-	884	(884)	-	-	-	-

Balance at March 31, 2014	676,025	$1,522,126	$55,208	$(37,310)	$108,635	$7,997	$1,656,656

		2013

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2012	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319
January 1, 2013 to March 31, 2013:
Net income for the period	-	-	-	-	63	-	63
Shares issued for CGA Mining acquisition	251,974	984,870	-	-	-	-	984,870
Cumulative translation adjustment	-	-	-	(9,151)	-	(482)	(9,633)
Reclassify unrealized loss on investment from AOCI to income statement	-	-	-	1,407	-	-	1,407
Unrealized loss on investments	-	-	-	(3,138)	-	-	(3,138)
Exercise of stock options	654	1,299	-	-	-	-	1,299
Shares issued on vesting of RSU	170	597	(597)	-	-	-	-
Share based payments - expensed	-	-	2,915	-	-	-	2,915
Share based payments – capitalized to mining interests	-	-	1,406	-	-	-	1,406
Transfer to share capital on exercise of stock options	-	630	(630)	-	-	-	-

Balance at March 31, 2013	646,106	$1,455,946	$38,477	$(17,675)	$62,870	$5,890	$1,545,508
April 1, 2013 to December 31, 2013:
Net income for the period	-	-	-	-	67,240	-	67,240
Shares issued for Volta acquisition	23,332	46,423	-	-	-	-	46,423
Exercise of EVI option	-	-	-	-	2,530	2,565	5,095
Cumulative translation adjustment	-	-	-	(27,108)	-	(739)	(27,847)
Unrealized gain on investments	-	-	-	4,244	-	-	4,244
Exercise of stock options	946	1,070	-	-	-	-	1,070
Shares issued for RSU	1,823	5,715	(5,715)	-	-	-	-
Shares issued to EVI	2,513	7,600	-	-	-	-	7,600
Share based payments - expensed	-	-	15,413	-	-	-	15,413
Share based payments – capitalized to mining interests	-	-	3,700	-	-	-	3,700
Stock options issued on Volta Resources acquisition	-	-	949	-	-	-	949
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options		491	(491)	-	-	-	-

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine under construction in Namibia and a portfolio of development and exploration assets in Colombia, Burkina Faso and Nicaragua. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including its producing mine, the Masbate Mine, in the Philippines.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint operations in Nicaragua with Radius Gold Inc. (“Radius”).

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company, with the exception to the changes in accounting policies as described in Note 3 below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 13, 2014.

3	Recent accounting pronouncements

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Asset and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has concluded that adoption IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

4	Significant accounting judgements and estimates

Impairment of Goodwill and Non-Current Assets

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. Calculating the estimated fair values of cash generating units (“CGU”) for non-current asset impairment tests and CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, net asset value (“NAV”) multiples, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

In the fourth quarter of 2013, goodwill was assessed for impairment and the Company concluded that the goodwill was not impaired. Key assumptions used for impairment testing were:

-	Gold price	$1,350/ounce
-	Silver price	$20/ounce
-	Discount rate	5% - 7%
-	NAV multiple	1.1

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the quarter ended March 31, 2014, the Company recorded provisions totalling $2.7 million representing its best estimate of the outcome of current assessments. The Company intends to appeal the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

5	Inventories

	March 31,	December 31,
	2014	2013
	$	$

Gold and silver bullion	23,169	23,050
In-process inventory	8,488	8,471
Ore stock-pile inventory	8,852	3,427
Materials and supplies	41,512	40,717
	82,021	75,665

6	Long-term investments

	March 31, 2014					December 31, 2013
	Ownership %	Cost $	Impair- ment $	AOCI $	Fair Value $	Ownership %	Cost $	Impair- ment $	AOCI $	Fair Value $

Available-for- sale investments:
St. Augustine Gold & Copper Ltd.	13.8%	20,193	(8,592)	-	11,601	13.8%	20,193	(8,452)	-	11,741
RTG Mining Inc.	18.4%	8,803	(4,011)	90	4,882	18.4%	8,803	(4,011)	-	4,792
Sierra Mining Limited	7.4%	5,283	(3,866)	3,126	4,543	7.9%	5,893	(3,867)	1,344	3,370
Calibre Mining Corp.	10.6%	5,068	(4,345)	-	723	10.6%	5,068	(4,222)	-	846
GoldStone Resources Ltd.	0.4%		-	3	23	0.4%	20	-	-	20

Balance, end of period		39,367	(20,814)	3,219	21,772		39,977	(20,552)	1,344	20,769

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7	Mining interests

	March 31,	December 31,
	2014	2013
	$	$

Property, plant & equipment (depletable)
Masbate Mine, Philippines
Cost (includes leased assets)	736,570	723,155
Accumulated depreciation and depletion	(50,878)	(40,744)

	685,692	682,411

Libertad Mine (including Jabali), Nicaragua
Cost	271,032	259,518
Accumulated depreciation and depletion	(94,770)	(83,927)

	176,262	175,591

Limon Mine, Nicaragua
Cost	126,004	120,139
Accumulated depreciation and depletion	(49,257)	(44,970)

	76,747	75,169

Masbate undeveloped mineral interests	176,460	176,460

Mineral properties (non-depletable)
Otjikoto, Namibia	335,514	289,945
Kiaka, Burkina Faso	52,605	50,550
Mocoa, Colombia	28,336	28,200
Trebol & Pavon, Nicaragua	25,413	24,870
San Jose, Nicaragua	1,192	1,123
Calibre, Nicaragua	8,844	8,496
Other	1,107	861

	453,011	404,045

Corporate & other
Bellavista, Costa Rica	2,611	2,611
Office, furniture and equipment, net	932	990

	3,543	3,601

	1,571,715	1,517,277

Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia	152,253	148,967
Quebradona, Colombia	1,201	1,201

	153,454	150,168

	1,725,169	1,667,445

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto

During the three months ended March 31, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $2.5 million. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 9).

8	Other assets

	March 31,	December 31,
	2014	2013
	$	$

EVI loan receivable, including accrued interest	12,040	11,898
Debt service reserve account (Note 9)	2,620	1,149
Reclamation deposits	1,571	1,495
Other	2,557	1,528

	18,788	16,070

9	Long-term debt

	March 31,	December 31,
	2014	2013
	$	$

Convertible senior subordinated notes:
- Principal amount owing	258,750	258,750
- Fair value adjustment	14,154	(21,196)

	272,904	237,554

Revolving corporate credit facility:
- Principal amount owing	50,000	50,000
- Less: unamortized transaction costs	(3,153)	(3,399)

	46,847	46,601

Equipment loans/finance lease obligations:
- Masbate finance lease obligations	17,013	17,273
- Otjikoto equipment loan facility (net of unamortized transaction costs)	20,212	9,168
- Libertad equipment loan	5,172	2,816

	42,397	29,257

	362,148	313,412

Less: current portion	(22,804)	(12,965)

	339,344	300,447

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Convertible senior subordinated notes

As at March 31, 2014, the fair value of the convertible senior subordinated notes increased to $272.9 million, resulting in a change in fair value of $40.4 million, including interest expense. The change in fair value of the notes recognized in the statement of operations was reduced to $38.3 million by $2.1 million of interest expense which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

During the three months ended March 31, 2014, the first interest payment of $5.1 million was made.

Revolving corporate credit facility

During the three months ended March 31, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility.

The interest and financing expense relating to the revolving corporate credit facility recognized in the statement of operations was reduced by $0.4 million which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property. As at March 31, 2014 the Company had drawn down a total of $50 million under the Senior Credit Facility, leaving an undrawn balance of $150 million.

Masbate finance lease obligations

During the three months ended March 31, 2014, the Company notified Leighton Holdings Limited (“Leighton”) that it was exercising its option to terminate the mining services agreement effective December 31, 2014 and will purchase the leased assets under the agreement on June 30, 2014. As a result, the Company has presented the Masbate finance lease obligations as current and has revalued the finance lease cash flows to reflect the change in timing. This resulted in a gain of $1.0 million being recorded in the statement of operations.

Otjikoto equipment loan facility

During the three months ended March 31, 2014, a subsidiary of the Company, B2Gold Namibia drew $11.9 million under the facility. At March 31, 2014, the B2Gold Namibia had drawn $22.1 million under the facility leaving $11.9 million undrawn, based on current exchange rates. Transaction costs relating to the facility totalled approximately $1.5 million and are being recognized over the term of the facility using the effective interest rate method.

The Borrower is required to maintain a deposit in a debt service reserve account ("DSRA") with HSBC Bank Bermuda Limited equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2014, the balance in the DSRA was $2.6 million (Note 8).

Libertad equipment loan

During the three months ended March 31, 2014, a subsidiary of the Company purchased mobile heavy equipment valued at $3.0 million (2013 - $4.2 million) for its Libertad operation. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.0% . The loan is secured by the equipment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10	Mine restoration provisions

The following table shows the movement in the provision for mine restoration:

	March 31,	December 31,
	2014	2013
	$	$

Balance, beginning of period	46,800	31,876
Acquired during the period	-	16,504
Reclamation spending	(256)	(1,073)
Accretion expense	298	2,606
Change in obligation	-	(3,113)

Balance, end of period	46,842	46,800
Less: current portion	(1,345)	(1,351)

	45,497	45,449

11	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2014, the Company had 676,024,871 common shares outstanding, including 3,455,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

Stock options

A summary of changes to stock options outstanding is as follows:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2012	22,534	2.58
Options issued on Volta acquisition	2,079	6.88
Granted	17,685	2.99
Exercised	(1,600)	1.50
Forfeited or expired	(638)	3.23

Outstanding at December 31, 2013	40,060	3.02
Granted	1,980	2.53
Exercised	(1,135)	1.38
Cancelled or forfeited	(852)	2.90

Outstanding at March 31, 2014	40,053	3.04

The stock options granted during the three months ended March 31, 2014 have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 1.12%, an expected life of 2.7 years, an expected volatility of 60%, and a dividend yield rate of nil.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The stock options granted during the three months ended March 31, 2013 have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 1.21%, an expected life of 3.5 years, an expected volatility of 58%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

For the three months ended March 31, 2014, share-based payments expense, relating to the vesting of stock options, was $2.1 million (2013 - $2.5 million), net of $0.9 million (2013 - $1.0 million) capitalized to mining interests.

During the three months ended March 31, 2014, 1.1 million (2013 – 0.7 million) stock options were exercised. The weighted average market share price at the time of exercise was Cdn.$3.11 (2013 – Cdn.$3.74) .

Restricted share unit plan

A summary of changes to RSU outstanding is as follows:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2012	1,603
Granted	3,348
Vested and converted to common shares	(1,993)

Outstanding at December 31, 2013	2,958
Granted	-
Vested and converted to common shares	(170)

Outstanding at March 31, 2014	2,788

During the three months ended March 31, 2013, the Company granted approximately 0.5 million RSU. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date.

For the three months ended March 31, 2014, share-based payments expense, relating to the vesting of RSU, was $1.3 million (2013 - $0.4 million), net of $0.2 million (2013 - $0.4 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Gold commitments

Under the terms of the Senior Credit Facility (Note 8), the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce. During the three months ended March 31, 2014, the Company entered into rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

At March 31, 2014, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
-Ounces	35,496	52,986	55,716	48,216	192,414
- Average price per ounce (rand)	14,874	15,500	15,587	15,727	15,458

13	Derivative financial instruments

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

The following is a summary, by maturity dates, of the Company’s foreign currency contracts outstanding as at March 31, 2014:

	Q2	Q3	Q4
	2014	2014	2014	Total
	$	$	$	$

Rand forward contracts:
- Notional amount	1,500	1,500	1,500	4,500
- Average contract price	9.62	9.73	9.85	9.73

Rand zero-cost collars:
- Notional amount	13,500	12,500	10,500	36,500
- Average floor price	9.73	9.69	9.59	9.61
- Average ceiling price	10.76	10.77	10.76	10.76

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the three months ended March 31, 2014, the Company recorded an unrealized derivative gain of $0.9 million (2013 – loss of $2.4 million) and a realized derivative loss of $0.6 million (2013 - nil) on these contracts.

As at March 31, 2014 the Company’s foreign currency contracts had an estimated fair value of negative $1.6 million.

As a result of requirments under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/call” collar contracts for gold. The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at March 31, 2014:

	2015	2016	2017	2018	Total

Gold zero-cost collars:
- Floor amount (ounces)	10,200	10,200	10,200	1,400	32,000
- Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

- Ceiling amount (ounces)	18,300	18,300	18,300	2,100	57,000
- Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations. For the three months ended March 31, 2014, the Company recorded an unrealized derivative loss of $1 million in the statement of operations on these contracts.

As at March 31, 2014 the Company’s gold collars had an estimated fair value of negative $1.2 million.

14	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable from EVI (Note 8), long-term investments (Note 6), accounts payable and accrued liabilities, South African rand foreign exchange derivative contracts (Note 13), gold derivative contracts (Note 13), and debt (Note 9).

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at March 31, 2014, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2014		As at December 31, 2013

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 6)	21,772	-	20,769	-
Convertible senior subordinated notes (Note 9)	-	272,904	-	237,554
Derivative liabilities (Note 13)	-	2,832	-	2,768

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The carrying values of accounts receivable and accounts payable and accrued liabilities are representative of their respective fair values due to the short-term nature of these instruments. The carrying value of the Company’s Senior Credit Facility is representative of its fair value due to the floating rate nature of this instrument and the insignificant effect of changes in the Company’s credit risk on the credit spread of the loan facility. The carrying value of the loan receivable from EVI is representative of its respective fair value as the credit spread on the loan is approximately equal to the risk premium of the counterparty.

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Changes in non-cash working capital:

	For the three	For the three
	months ended	months ended
	March 31, 2014	March 31, 2013
	$	$

Accounts receivable and prepaids	2,406	(19,009)
Value-added and other tax receivables	(9,943)	8,441
Inventories	(6,378)	6,622
Accounts payable and accrued liabilities	(6,503)	20,046
Income and other taxes payables	(2,161)	(10,900)

	(22,579)	5,200

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three	For the three
	months ended	months ended
	March 31, 2014	March 31, 2013
	$	$

Kiaka Project, exploration	(1,885)	-
Masbate Mine, exploration	(1,659)	(2,035)
Libertad Mine, exploration	(1,166)	(985)
Limon Mine, exploration	(979)	(830)
Otjikoto, exploration/feasibility	(1,081)	(1,643)
Primavera, exploration	(334)	(523)
Mocoa, exploration	(128)	(247)
Trebol and Pavon, exploration	(601)	(146)
Other	(345)	(301)

	(8,178)	(6,710)

Non-cash investing and financing activities:
	For the three	For the three
	months ended	months ended
	March 31, 2014	March 31, 2013
	$	$

Common shares issued for CGA acquisition	-	984,870
Stock-based compensation, capitalized to resource property interests	979	1,406
Mining equipment purchased under equipment loan	2,512	3,271
Mining equipment acquired under finance lease	2,115	-
Interest expense, capitalized to resource property interests	2,515	-
Change in accounts payable and accrued liabilities relating to resource property expenditures	(22,813)	1,323

Other:

On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares (“Preference Shares”) in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately 59.3 million Namibian dollars. On February 24, 2014, EVI redeemed the preference shares held by B2Gold Namibia for 59.3 million Namibian dollars.

16	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three
	months ended	months ended
	March 31, 2014	March 31, 2013
	$	$

Salaries and short-term employee benefits	1,029	749
Share-based payments	1,096	940

	2,125	1,689

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad and Masbate mines, and the Otjikoto, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently undergoing environmental and closure audits.

The Company’s segments are summarized in the following tables.

	For the three months ended March 31, 2014
							Other	Corporate
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Mineral	& Other	Total
	Mine	Mine	Mine	Project	Project	Project	Properties
	$	$	$	$	$	$	$	$	$
Gold revenue	18,316	49,997	60,707	-	-	-	-	-	129,020
Production costs	8,869	19,453	33,983	-	-	-	-	-	62,305
Depreciation & depletion	4,062	10,186	11,062	-	-	-	-	62	25,372
Net income (loss)	3,031	8,726	10,596	266	-	-	(780)	(45,817)	(23,978)
Capital expenditures	5,819	8,942	11,190	62,565	3,255	1,885	1,409	4	95,069
Total assets	106,429	236,182	1,186,162	377,667	152,264	52,880	66,501	134,290	2,312,375

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended March 31, 2013
							Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Kiaka	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$
Gold revenue	24,905	43,407	86,541	-	-	-	-	-	154,853

Production costs	10,459	17,133	42,753	-	-	-	-	-	70,345

Cost of sales – inventory fair value adjustments on CGA acquisition	-	-	32,354	-	-	-	-	-	32,354

Depreciation & depletion	3,666	6,161	4,404	-	-	-	-	42	14,273

Net income (loss)	4,491	12,982	3,245	-	-	-	(131)	(20,524)	63

Capital expenditures	4,875	9,459	6,231	9,480	14,837	-	1,775	241	46,898

Total assets	112,269	224,131	1,259,220	133,659	115,686	-	71,304	61,615	1,977,884

The Company’s mining interests are located in the following geographical locations

	March 31,	December 31,
	2014	2013
	$	$

Mining interests
Philippines	862,152	858,871
Nicaragua	289,565	286,110
Namibia	335,514	289,945
Colombia	181,790	178,368
Burkina Faso	52,605	50,550
Costa Rica	2,611	2,611
Canada	932	990

	1,725,169	1,667,445

18	Commitments

As at March 31, 2014, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•	Purchase of $8.6 million of parts and equipment for the construction of the Otjikoto project mill in Namibia during the second and third quarters of 2014.

•	Payments of $7.3 million for Otjikoto project mobile equipment to be incurred in the second half of 2014.

•

Land payments of $8.8 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $1.9 million will be paid in 2014, $6.6 million in 2015 and the remaining $0.3 million in 2016.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value

	Opening	Acquisition		Cumulative	Closing	Opening			Closing
	balance at	costs/	Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2013	Additions	write-offs	adjustments	Mar. 31, 2014	Dec. 31, 2013	Depreciation	write-offs	Mar. 31, 2014	Mar. 31, 2014	Dec. 31, 2013
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate
- Masbate Mine	723,155	13,415	-	-	736,570	(40,744)	(10,134)	-	(50,878)	685,692	682,411
- Undeveloped mineral interests	176,460	-	-	-	176,460	-	-	-	-	176,460	176,460
Libertad (including Jabali)	259,518	11,514	-	-	271,032	(83,927)	(10,843)	-	(94,770)	176,262	175,591
Limon	120,139	5,865	-	-	126,004	(44,970)	(4,287)	-	(49,257)	76,747	75,169

	1,279,272	30,794			1,310,066	(169,641)	(25,264)		(194,905)	1,115,161	1,109,631

Mineral properties “exploration & evaluation”
Otjikoto	289,945	44,684	-	885	335,514	-	-	-	-	335,514	289,945
Kiaka	50,550	2,055	-	-	52,605	-	-	-	-	52,605	50,550
Mocoa	28,200	136	-	-	28,336	-	-	-	-	28,336	28,200
Trebol & Pavon	24,870	543	-	-	25,413	-	-	-	-	25,413	24,870
San Jose	1,123	69	-	-	1,192	-	-	-	-	1,192	1,123
Calibre	8,496	348	-	-	8,844	-	-	-	-	8,844	8,496
Other	861	246	-	-	1,107	-	-	-	-	1,107	861

	404,045	48,081	-	885	453,011	-	-	-	-	453,011	404,045

Corporate & other
Bellavista	2,611	-	-	-	2,611	-	-	-	-	2,611	2,611
Office, furniture & equipment	1,688	4	-	-	1,692	(698)	(62)	-	(760)	932	990

	4,299	4	-	-	4,303	(698)	(62)	-	(760)	3,543	3,601

Investments (incorporated joint ventures)
Gramalote	148,967	3,286	-	-	152,253	-	-	-	-	152,253	148,967
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	150,168	3,286	-	-	153,454	-	-	-	-	153,454	150,168

	1,837,784	82,165	-	885	1,920,834	(170,339)	(25,326)	-	(195,665)	1,725,169	1,667,445

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value

	Opening	Acquisition		Cumulative	Closing	Opening			Closing
	balance at	costs/	Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2012	Additions	write-offs	adjustments	Dec. 31, 2013	Dec. 31, 2012	Depreciation	write-offs	Dec. 31, 2013	Dec. 31, 2013	Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate
- Masbate Mine	-	723,155	-	-	723,155	-	(40,744)	-	(40,744)	682,411	-
- Undeveloped mineral interests	-	176,460	-	-	176,460	-	-	-	-	176,460	-
Libertad (including Jabali)	215,941	43,577	-	-	259,518	(51,673)	(32,254)	-	(83,927)	175,591	164,268
Limon	105,727	14,412	-	-	120,139	(27,349)	(17,621)	-	(44,970)	75,169	78,378

	321,668	957,604	-	-	1,279,272	(79,022)	(90,619)	-	(169,641)	1,109,631	242,646

Mineral properties “exploration & evaluation”
Otjikoto	118,798	210,252	-	(39,105)	289,945	-	-	-	-	289,945	118,798
Kiaka	-	50,550	-	-	50,550	-	-	-	-	50,550	-
Mocoa	27,539	661	-	-	28,200	-	-	-	-	28,200	27,539
Trebol & Pavon	24,333	537	-	-	24,870	-	-	-	-	24,870	24,333
San Jose	-	1,123	-	-	1,123	-	-	-	-	1,123	-
Cebollati	9,051	513	(9,564)	-	-	-	-	-	-	-	9,051
Calibre	7,112	1,384	-	-	8,496	-	-	-	-	8,496	7,112
Other	-	861	-	-	861	-	-	-	-	861	-

	186,833	265,881	(9,564)	(39,105)	404,045	-	-	-	-	404,045	186,833

Corporate & other
Bellavista	2,601	10	-	-	2,611	-	-	-	-	2,611	2,601
Office, furniture & equipment	1,173	515	-	-	1,688	(528)	(170)	-	(698)	990	645

	3,774	525	-	-	4,299	(528)	(170)	-	(698)	3,601	3,246

Investments (incorporated joint
ventures)
Gramalote	100,798	48,169	-	-	148,967	-	-	-	-	148,967	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	101,999	48,169	-	-	150,168	-	-	-	-	150,168	101,999

	614,274	1,272,179	(9,564)	(39,105)	1,837,784	(79,550)	(90,789)	-	(170,339)	1,667,445	534,724